LIMITED LIABILITY COMPANY OPERATING AGREEMENT
(AMENDED 9.15.20)

This Limited Liability Company Operating Agreement is entered into as of the 9.15.20,

BETWEEN: JBH Ventures, LLC a corporation organized and existing under the laws of the Commonwealth of Massachusetts, with its head office located at 62 Forge River Park, Raynham, **MA** 02767. (the "Managing Member")

AND: Other members pursuant to sections 3, 4, and 5

The Managing Member and the Non-Managing Members are referred to herein collectively as the **"Members".**

The Members have formed the Company by causing a Certificate of Formation (the "Certificate") conforming to the requirements of the Commonwealth of Massachusetts Revised Limited Liability Company Act (the "Act") to be filed in the Office of the Secretary of State for the Commonwealth of Massachusetts.

1.   NAME, PURPOSE AND PRINCIPAL OFFICE OF COMPANY

1.1   Name

The name of the Company is DJ Holdings, LLC. The affairs of the Company shall be conducted under such name or such other name as the Managing Members may, in their discretion, determine.

1.2   Agreement

In consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members executing this Agreement hereby agree to the terms and conditions of this Agreement, as it may be amended from time to time. It is the express intention of the Members that this Agreement shall be the sole statement of agreement among them, and, except to the extent a provision of this Agreement expressly incorporates matters by express reference, this Agreement shall govern even when inconsistent with or different from the provisions of the Act or any other provision of law.

1.3   Purpose; Powers

a)   Purpose. The primary purpose of the Company is to conduct any legal activities that will turn a profit for the Company.

b)   Powers. Subject to all of the terms and provisions hereof, the Company shall have all powers necessary, suitable or convenient for the accomplishment of the purpose of the Company, including, without limitation, the following:

    1)   to purchase, sell, invest and trade in securities of every kind, including, without limitation, capital stock, limited partnership interests, bonds, notes, debentures, securities convertible into other securities, trust receipts and other obligations,

<blockquote>instruments or evidences of indebtedness, as well as in rights, warrants and options to purchase securities;</blockquote>

2) to make and perform all contracts and engage in all activities and transactions necessary or advisable to carry out the purposes of the Company, including, without limitation, the purchase, sale, transfer, pledge and exercise of all rights, privileges and incidents of ownership or possession with respect to any Company asset or liability; the borrowing or lending of money and the securing of payment of any Company obligation by hypothecation or pledge of, or grant of a security interest in, Company assets; and the guarantee of or becoming surety for the debts of others; and

3) otherwise to have all the powers available to it as a limited liability company under the Act.

1.4   Registered Office and Agent

The initial address of the Company registered office in Commonwealth of Massachusetts is, and its initial agent at such address for service of process is Jason B. Hebert 8 Stoneybrook Road, Rehoboth, MA 02769. The Managing Members may change the registered office and agent for service of process as they from time to time may determine.

1.5   Principal Office

The principal office of the Company shall initially be located at 23 Central Square, Bridgewater, **MA** 02324. The Managing Members may change the location of the principal office of the Company at any time.

1.6   Definitions

a) Additional Members. This term shall have the meaning ascribed to it in Paragraph 3.2.

b) Affiliate. With reference to any person, any other person controlling, controlled by or under direct or indirect common control with such person.

c) Agreement. This Operating Agreement of DJ Holdings, LLC a Commonwealth of Massachusetts limited liability company.

d) Assignee. This term shall have the meaning ascribed to it in Paragraph [NUMBER].

e) Bankruptcy. A person or entity shall be deemed bankrupt if:

1) any proceeding is commenced against such person or entity as debtor for any relief under bankruptcy or insolvency laws, or laws relating to the relief of debtors, reorganizations, arrangements, compositions or extensions and such proceeding is not dismissed within Ninety days after such proceeding has commenced, or

1) such person or entity commences any proceeding for relief under bankruptcy or insolvency laws or laws relating to the relief of debtors, reorganizations, arrangements, compositions or extensions.

f) Book Value. This term shall have the meaning ascribed to it in Paragraph 6.2(a).

g) Capital Account. This term shall have the meaning ascribed to it in Paragraph 6.2(b).

h) Capital Commitment. This term shall have the meaning ascribed to it in Paragraph 5.1.

i) Capital Contribution. This term shall have the meaning ascribed to it in Paragraph 5.1(b).

j) Certificate. The Certificate of Formation of DJ Holdings, LLC , a Commonwealth of Massachusetts limited liability company.

k) Code. Internal Revenue Code, as amended from time to time (and any corresponding provisions of succeeding law).

l) Defaulting Member. This term shall have the meaning ascribed to it in Paragraph 5.4(a).

m) Fiscal Quarter. This term shall have the meaning ascribed to it in Paragraph 6.2(c).

n) Fiscal Year. This term shall have the meaning ascribed to it in Paragraph 6.2(d).

o) Management Fee. The management fee paid by any entity that uses the management services of the managing members of the company.

p) Net Income or Net Loss. This term shall have the meaning ascribed to ii in Paragraph 6.2(e).

q) Percentage Interest. This term shall have the meaning the number out of one hundred that shall equal the share of something of value.

r) Sale or Exchange. This term shall have the meaning to buy or sell something of value.

s) Securities Act. Securities Act of 1933 as amended from time to time.

t) Securities. Securities of every kind and nature and rights and options with respect thereto, including stock, notes, bonds, debentures, evidences of indebtedness and other business interests of every type, including interests in partnerships, joint ventures, proprietorships and other business entities.

u) TMP. This term shall have the meaning ascribed to it in Paragraph 13.16.

v) Termination Date. This term shall have the meaning ascribed to it in Paragraph 2.1.

w) Treasury Regulations. The Income Regulations promulgated under the Code, as such Regulations may be amended from time to time (including corresponding provisions of succeeding Regulations).

2. TERM AND TERMINATION OF THE COMPANY

2.1. Term

The term of the Company shall continue until dissolved by the members unless sooner terminated as provided in Paragraph 2.2 or by operation of law or extended as provided in Paragraph 2.3. The last day of the term of the Company, as such may be extended as provided herein, is referred to herein as the "Termination Date."

2.2 Termination

The Company shall terminate prior to the end of the period specified in Paragraph 2.1 at the election of the Managing Members. The Managing Members shall deliver notice of such termination to the Non-Managing Members.

2.3   Extension of Term

The term of the Company may be extended by the Managing Members. The Managing Members shall provide notice of any such extension to the Non-Managing Members.

3.   INITIAL MEMBERS; CHANGES IN MEMBERSHIP

3.1   Name and Address

The persons listed on Exhibit A are hereby admitted as Members of the Company. Exhibit A shall be amended from time to time to reflect changes in the membership of the Company (including the admission of Additional Members). Any such amended Exhibit A shall supersede all prior Exhibit A's and become part of this Agreement and shall be kept on file at the principal office of the Company.

3.2   Admission of Additional Members

Individuals involved in the activities of the Company may be admitted to the Company as additional members ("Additional Members") on such terms and conditions as shall be determined by the Managing Members, in their sole discretion. Each Additional Member shall be admitted only if he shall have executed this Agreement or an appropriate amendment to it in which he agrees to be bound by the terms and provisions of this Agreement as they may be modified by that amendment. Admission of a new Member shall not cause the dissolution of the Company. As reflected on Exhibit A, it is anticipated that Additional Members shall have aggregate Percentage Interests of five percent 5%. Unless otherwise agreed by, the Managing Members Percentage Interests shall be equally diluted Percentage Interest shall not be diluted) to the extent of Percentage Interests granted to any Additional Members. In the event the Additional Members have aggregate Percentage Interests of less than five percent 5% at any time (whether by reason of a determination not to admit Additional Members or the withdrawal or failure to vest of an Additional Member), such shortfall shall revert to and be allocated equally among the Managing Members.

3.3   Death, Disability or Withdrawal of a Managing Member

a) In the case of a Managing Member's death, permanent physical or mental disability or withdrawal from the Company, the Company shall not dissolve or terminate, but its business shall be continued without interruption or without any break in continuity by the remaining Members, with the remaining Managing Member continuing to serve as the sole Managing Member unless he appoints an additional Managing Member, in his sole discretion. Any deceased, disabled or withdrawn Managing Member (or the holder of his interest) shall become a Non-Managing Member, and the interest of such Managing Member shall become a Non-Managing Member's interest. Such former Managing Member or the holder of such interest shall have no right to participate in the management of the Company and no right to consent to or vote upon any matter, except as provided in Paragraph 13.7.

b) If such change in the former Managing Member's status shall result in multiple ownership of any Non-Managing Members interest, one or more trustees or nominees may be required to be designated to represent a portion of or the entire Non-Managing Members interest for the purpose of receiving all notices which may be given and all payments which may be made under this Agreement, and for the purpose of exercising all rights which such Non-Managing Member has pursuant to the provisions of this Agreement.

3.4 Withdrawal of a Member

a) Except with the consent of the Managing Members, the interest of a Member may not be withdrawn from the Company in whole or in part except in the event of the death or declaration of legal incompetency of such Member and in such event only if the election to withdraw is given by the personal representative or representatives of such Member in writing to the Managing Members within two months after the date of the appointment of such personal representative or representatives, or within two months from the date of death or declaration of legal incapacity of such Member, whichever is earlier. In the event of such election to withdraw, the interest of such Member shall be withdrawn in its entirety and shall be valued as of the date of withdrawal pursuant to the provisions of Paragraph 12.2 and paid for in the manner hereinafter provided by this paragraph. The Managing Members shall be entitled, in their sole discretion, to make the distribution in respect of the interest of the withdrawing Member in cash, in kind or pursuant to a promissory note due upon termination of the Company, or in any combination thereof. If any distribution is to be made in kind and if such distribution cannot be made in full because of restrictions on the transfer of Securities or for any other reason, distribution may be delayed until an effective transfer and distribution may be made, and Securities that **will** be transferred in respect of the withdrawing Members interest shall be designated. Such designated Securities will nevertheless be subject to the full right and power of the Managing Members to deal with them in the best interests of the Company, including the right to substitute other Securities of equivalent value.

b) In the event of the withdrawal of any Member pursuant hereto, the Percentage Interests and Capital Accounts of the withdrawing Member and the remaining Members shall be appropriately adjusted, including any adjustments required as a result of any vesting provisions applicable to the withdrawing Members interest.

c) The withdrawal of a Member shall not be cause for dissolution of the Company.

4. MANAGEMENT, DUTIES AND RESTRICTIONS

4.1 Management

The Managing Members shall have the sole and exclusive control of the management and conduct of the of the Company. Any action shall, unless otherwise specified by the Managing Members, require approval of both Managing Members (or the sole remaining Managing Member). The right, power and authority of the Managing Members to conduct the affairs of the Company and to do any and all acts on behalf of the Company shall, subject to any specific limitations set forth in this Agreement, include without limitation the following:

a) To cause the Company to perform the duties and exercise the rights of the general partner of the Fund.

b) To purchase, hold, sell or otherwise effect transactions in Securities (whether marketable or unmarketable) and other investments of the Company.

c) To incur indebtedness on behalf of the Company.

d) To guarantee indebtedness on behalf of the Company.

e} To loan money to any of the Members upon such terms and conditions as the Managing Members may prescribe.

f) To deposit or hold Securities and other assets of the Company in the Company name or in such street or nominee names as may be determined from time to time by the Managing Members, at such securities firms, banks or depositories as shall be designated by the Managing Members. All withdrawals therefrom or directions with respect thereto shall be made on the signature of either Managing Member.

g) To provide management services or to designate an entity or entities to manage the Fund and to receive fees from the Fund and to enter into an agreement or agreements with such an entity or entities upon such terms and conditions as the Managing Members shall deem appropriate for the management of the Fund. Such an agreement or agreements may be entered into with firms or business entities controlled by or comprised of either or both Managing Members or an Affiliate of either or both Managing Members.

h) Generally, to perform all acts deemed by the Managing Members appropriate or incidental to the foregoing and to cary out the purposes and business of the Company and the Fund.

4.2 Conversion of Status as Managing Member

Any Managing Member who has become a Non-Managing Member shall not participate in the control, management and direction of the business of the Company or the Fund.

4.3 Liability of Members to the Company and the Other Members

No Member shall be liable to any other Member for honest mistakes in judgment or for action or inaction taken in good faith for a purpose that was reasonably believed to be in the best interests of the Company, or for losses due to such mistakes, action or inaction, or for the negligence, dishonesty or bad faith of any employee, broker or other agent of the Company; provided that such employee, broker or agent was selected, engaged or retained with reasonable care. Each Managing Member and, with the consent of the Managing Members, a Non-Managing Member, may consult with counsel and accountants on matters relating to Company and shall be fully protected and justified in acting in accordance with the advice of counsel or accountants, provided that such counsel or accountants shall have been selected with reasonable care. Notwithstanding any of the for going to the contrary, the provisions of this Paragraph 4.3 shall not be construed so as to relieve (or attempt to relieve) any person of any liability incurred (i) as a result of recklessness or intentional wrongdoing, or (ii) to the extent (but only to the extent) that such liability may not be waived, modified or limited under applicable law, provided that this Paragraph 4.3 shall be construed so as to effectuate the provisions hereof to the fullest extent permitted by law.

4.4 Restrictions on the Members

a) Except with the consent of the Managing Members or as otherwise specifically permitted by this Agreement, no Member shall mortgage, encumber, pledge or otherwise dispose of his or her interest in the Company or in the Company assets or property or enter into any agreement as a result of which any other person shall have rights as a Member of the Company.

b) No Member may buy from or sell to the Company any Securities without the prior written consent of the Managing Members except purchases or sales explicitly permitted by this Agreement.

c) No Member shall do any act in contravention of this Agreement.

d) No member shall withdraw any monetary amount, except distributions for tax purposes to the extent of the members taxable income as it relates to DJ Holdings, LLC, from the LLC for the first seven years of the LLC existence.

4.5 Additional Restrictions on Non-Managing Members

1. The Non-Managing Members shall take no part in the control or management of the of the Company nor shall Non-Managing Members have any power or authority to act for or on behalf of the Company as a result of this Agreement except as expressly authorized from time to time by the Managing Members.

2. Except as otherwise required by law or as expressly provided herein, the Non-Managing Members shall have no rights to vote, call meetings of the Members or otherwise exercise any similar rights or powers.

4.6   Officers

The Managing Members may appoint such officers of the Company as they shall deem advisable and shall have the discretion to remove any officers at any time.

5.   CAPITAL CONTRIBUTIONS

5.1   Capital Commitments and Membership Interests of the Members

Set forth opposite the name of each Member listed on Exhibit A attached hereto is such Members Capital Commitment to the Company and its percentage membership interest in the Company (Percentage Interest). Each Members Capital Commitment represents the aggregate amount of capital that such Member has agreed to contribute to the Company in accordance with the terms hereof in order to fund the Company capital commitment to the Fund. Exhibit A shall be amended from time to time to reflect any changes to the Capital Commitments and Percentage Interests of the Members.

   a) The Managing Members shall provide at least thirty business days prior written notice of any required contribution to the capital of the Company, specifying the amount thereof. The Members shall make their contributions to the Company capital in cash, except as otherwise determined by the Managing Members (who may allow contributions in the form of promissory notes). No Member shall be required to contribute any amount in excess of such Members Capital Commitment (as such Capital Commitment may be increased pursuant to subparagraph (a)) without such Members written consent. Any capital contributions hereunder with respect to the Capital Commitments of the Members (each a Capital Contribution) shall be made in such amount as shall be specified by the Managing Members and any such contributions required hereunder shall be in proportion to the Members respective Capital Commitments.

5.2   Liability of the Members

   a) Except as expressly set forth herein, or as otherwise required by law, no Member shall be liable for any debts or obligations of the Company.

5.3   Liability of Transferees

For purposes of this Agreement, any transferee of an interest in the Company, whether or not admitted as a substitute Member or treated as a transferee or successor in interest who has not been admitted as a substitute Member (an Assignee) hereunder, shall be treated as having contributed the amounts contributed to the Company by the transferor, as having received distributions made to the transferor, and as having been allocated any Net Income or Net Loss allocated to the transferor of the interest in the Company held by the transferee. In addition, the transferee shall be liable for the transferors liability for future contributions to the Company. Notwithstanding the above, the transfer of an interest shall not relieve the transferor from any liability hereunder except to the extent that the transferee has actually made all contributions or payments required of the transferor.

5.4   Defaulting Members

a)   If a Non-Managing Member fails to pay any amount which it is required to pay to the Company on or before the date when such amount is due and payable. such Non-Managing Member shall be deemed to be in default hereunder (a Defaulting Member). and written notice of default shall be given to such Non-Managing Member by the Managing Members. The Company shall be entitled to enforce the obligations of each Non-Managing Member to make the contributions to capital specified in this Agreement. and the Company shall have all remedies available at law or in equity in the event any such contribution is not so made. In the event of any legal proceedings relating to a default by a Defaulting Member. such Defaulting Member shall pay all costs and expenses incurred by the Company, including attorneys fees, if the Company shall prevail. Further, such Defaulting Member shall be obligated to pay the Company interest with respect to the amount of any capital contribution not made when required by this Agreement, with such interest commencing on the date such contribution is initially due and ending on the date such contribution is made to the Company. Such interest shall be calculated on the basis of the then current reference rate announced by U.S. Federal Reserve Open Market Committee, or by any other USA commercial bank with capital in excess of one billion dollars selected by the Managing Members, plus five percent 5% per annum.

b)   In addition to the remedies provided under Paragraph 5.4(a), if the Defaulting Member does not remedy a default in the payment of a required contribution within thirty business days of the receipt of the notice specified in Paragraph 5.4(a): (i) the Defaulting Member shall no longer have the right (if any) to vote on any Company matter, and (ii) if the Managing Members so elect, the other Members shall have the option to pay the remaining capital contributions of the Defaulting Member in accordance with any procedures and in such proportions as may be established by the Managing Members. In such event, such Defaulting Member shall be deemed to have withdrawn from the Company and to have forfeited its interest in the Net Income and Net Losses of the Company. Such Defaulting Member shall be entitled to receive only the amount of its Capital Account at the time of the default, with such amount payable, without interest, to the Defaulting Member upon the dissolution of the Company.

6.0 CAPITAL ACCOUNTS AND ALLOCATIONS

6.1 Capital Accounts

A Capital Account shall be maintained on the Company books for each Member. In the event any interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

6.2   Definitions

Unless the context requires otherwise, the following terms have the meanings specified below for purposes of this Agreement:

a)   Book Value. The Book Value with respect to any asset shall be the assets adjusted basis for federal income tax purposes, except as follows:

1) The initial Book Value of any asset contributed by a Member to the Company shall be the fair market value of such asset at the time of contribution, as determined by the contributing Member and the Company.

2) In the discretion of the Managing Members, the Book Values of all Company assets may be adjusted to equal their respective fair market values, as determined by the Managing Members, and the amount of such adjustment shall be treated as Net Income or Net Loss and allocated to the Capital Accounts of the Members, as of the following times: (A) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis capital contribution; and (B) the distribution by the Company to a Member of more than a de minimis amount of Company assets in connection with an adjustment of such Members interest in the Company.

3) The Book Values of all Company assets shall be adjusted to equal their respective fair market values, as determined by the Managing Members, and the amount of such adjustment shall be treated as Net Income or Net Loss and allocated to the Capital Accounts of the Members, as of the following times: (A) the date the Company is liquidated within the meaning of USA Treasury Act; and (B) the termination of the Company pursuant to the provisions of this Agreement.

4) The Book Values of the Company assets shall be increased or decreased to the extent required under U.S. Treasury Law in the event that the adjusted tax basis of the Company assets is adjusted.

5) The Book Value of a Company asset shall be adjusted by the depreciation, amortization or other cost recovery deductions, if any, taken into account by the Company with respect to such asset in computing Net Income or Net Loss.

b) Capital Account. An account maintained by the Company with respect to each Member in accordance with the following provisions:

The Capital Account of each Member shall be increased by:

1) the amount of money and the fair market value of any property contributed to the Company by such Member,

2) such Members share of Net Income (or items thereof) allocated to his Capital account pursuant to this Agreement, and

3) any other amounts required by U.S. Treasury Law provided the Managing Member determines that such increase is consistent with the economic arrangement among the Members as expressed in this Agreement.

and shall be decreased by:

A) the amount of money and the fair market value of any property distributed by the Company (determined pursuant to Paragraph 12.2 hereof as of the date of distribution) to such Member pursuant to the provisions of this Agreement (net of any liabilities secured by such property that such Member is considered to assume or hold subject to USA Law,

B) such Members share of or Net Loss (or items thereof) allocated to his Capital Account pursuant to this Agreement, and

C) any other amounts required by US Treasury, provided the Managing Member determines that such decrease is consistent with the economic arrangement among the Members as expressed in this Agreement.

c) Fiscal Quarter. The Fiscal Quarters of the Company shall begin on The first day of January, April, July, October, and end on last day of March, June, September, December, respectively.

d) Fiscal Year. The Company Fiscal Year shall begin on the date of this Agreement and end on December 31. Thereafter, the Company Fiscal Year shall commence on January 1 of each year and end on December, 31 of such year or, if earlier, the date the Company terminated during such year. The Managing Members may at any time elect a different Fiscal Year if permitted by the Code and the applicable Treasury Regulations.

e) Net Income and Net Loss. The net book income or loss of the Company for any relevant period, as computed in accordance with federal income tax principles and as adjusted pursuant to the following provisions, under the method of accounting elected by the Company for federal income tax purposes. The Net Income or Loss of the Company shall be computed, inter alia, by:

1) including as income or deductions, as appropriate, any tax-exempt income and related expenses that are neither properly included in the computation of taxable income nor capitalized for federal income tax purposes;

2) including as a deduction when paid or incurred (depending on the Company method of accounting) any amounts utilized to organize the Company or to promote the sale of (or to sell) an interest in the Company, except that amounts for which an election is properly made by the Company under US Treasury Law, shall be accounted for as provided therein;

3) including as a deduction any losses incurred by the Company in connection with the sale or exchange of property notwithstanding that such losses may be disallowed to the Company for federal income tax purposes; and

4) calculating the gain or loss on disposition of Company assets and the depreciation, amortization or other cost recovery deductions, if any, with respect to the Company assets by reference to their Book Value rather than their adjusted tax basis.

f) Percentage Interest. The Percentage Interest for each Member shall generally be as set forth on Exhibit A, as it may be amended from time to time. The sum of the Members Percentage Interests shall be one hundred percent.

g) Sale or Exchange. A sale, exchange, liquidation or similar transaction, event or condition with respect to any assets (except realizations of purchase discounts on commercial paper, certificates of deposit or other money-market instruments) of the Company of the type that would cause any realized gain or loss to be recognized for income tax purposes under the Code.

6.3   Allocation of Net Income or Loss

a) All Net Income or Loss of the Company attributable to the Company investment in the Fund shall be allocated among the Members in proportion to their Capital Contributions used to fund such investment.

b} All Net Income or Loss attributable to the Company shall be allocated among the Members in proportion to their Percentage Interests.

c} Any Net Income attributable to the Company operations shall be allocated among the Members previously allocated any cumulative Net Loss attributable to the Company operations in the reverse order of, and in proportion to, such previous allocations, with any such remaining Net Income being allocated entirely to DJ Holdings, LLC. Any Net Loss attributable to the Company operations shall be allocated entirely to DJ Holdings, LLC to the extent of the sum of any cumulative Net Income previously allocated to DJ Holdings, LLC and any Capital Contributions made by any member to fund such Net Losses pursuant to Paragraph 5.1(c), with any such remaining Net Loss being allocated among the Members in proportion to their Capital Contributions (other than pursuant to Paragraph 5.1(c)). For this purpose, Net Income or Loss attributable to the Company operations shall mean the Management Fee received by the Company reduced by all expenses of the Company other than expenses directly attributable to the Company investment in the Fund or the Company, as determined by the Managing Members, in their discretion. Not withstanding the foregoing, if there is a change in control of DJ Holdings, LLC, the Managing Members may, in their discretion, allocate any Net Income attributable to the Company operations among the Members in the manner they deem appropriate.

6.4   EXPENSES

The Company will pay all costs and expenses incurred in connection with its activities. The Members shall be entitled to reimbursement by the Company for expenses incurred by them relating to the Company business, as determined by the Managing Members in their discretion.

Any tax liability incurred by the members as a result of a distribution shall be deemed an expense of the Company and members of the Company will be reimbursed for such expense.

7.   DISTRIBUTIONS

7.1   Interest

No interest shall be paid to any Member on account of his interest in the capital of, or on account of his investment in, the Company.

7.2   Mandatory Distributions

Promptly upon receipt of any tax distributions from the Company, the Managing Members shall distribute such tax distributions to the Members in proportion to their interests in the taxable income of the Company for the period to which such distributions relate.

7.3   Discretionary Distributions

The Managing Members may in their discretion make additional distributions of cash or Securities among the Members (not including any Defaulting Members).

8.   ASSIGNMENT OR TRANSFER OF MEMBERS INTERESTS

8.1 Restrictions on Transfer of Members Interests

No Member may sell, assign, pledge, mortgage or otherwise dispose of all or any portion of his interest in the Company without the consent of the Managing Members.

8.2 Opinion of Counsel

Notwithstanding any other provision of this Agreement, no transfer or other disposition of an interest in the Company shall be permitted until the Managing Members shall have received, or waived receipt of, an opinion of counsel reasonably satisfactory to them that the effect of such transfer or disposition would not:

    a)   result in a violation of the Securities Act;

    b)   require the Company to register as an investment company under the USA Investment Company Act, as amended;

    c)   require the Company or the Fund to register as an investment adviser under the USA Investment Advisers Act, as amended;

    d)   result in a termination of the Company for tax purposes, if such termination would have a material adverse effect on the Members;

    e)   result in a violation of any law, rule or regulation by the Members or the Company;

    f)   cause the Company to be characterized as **a** publicly traded partnership or materially increase the risk that the Company will be so characterized.

Such legal opinion shall be provided to the Managing Members by the Company counsel. All costs associated with such opinion shall be borne by the transferring Member.

8.3 Violation of Restrictions

In the event of any purported transfer or other disposition of any Members interest in the Company in violation of the provisions of this Article IX, without limiting any other rights of the Company, the Managing Members shall have the option, in their sole discretion, to treat the Member as having withdrawn from the Company and to purchase or cause the Company to purchase such Members interest for cash at a price equal to the value thereof determined by the Managing Members as of a date selected by them. In the event of purchase, the terminated Members and the remaining Members interests in the Company shall be appropriately adjusted, and the subject Member (and his purported transferee) shall have no further interest in the Company except to receive the purchase price, if any, for his interest as determined by the Managing Members. Such option must be exercised, if at all, by written notice to the affected Member (or his successor(s) in interest) given not later than thirty days after the Managing Members are advised in writing of the purported transfer or disposition, and the purchase or withdrawal shall be consummated on the date specified in such notice, which shall not be later than seven days after it is given.

8.4 Agreement Not to Transfer

Each of the Members agrees with all other Members that he, she or it will not make any disposition of his, her or its interest in the Company, except as permitted by the provisions of this Article **IX.**

8.5 Multiple Ownership

In the event of any disposition which shall result in multiple ownership of any Members interest in the Company, the Managing Members may require one or more trustees or nominees to be designated to represent a portion of or the entire interest transferred for the purpose of receiving all notices which may be given and all payments which may be made under this Agreement and for the purpose of exercising all rights which the transferor as a Member had pursuant to the provisions of this Agreement.

8.6 Substitute Members

No transferee of a Members interest may be admitted to the Company as a substitute Member without the consent of the Managing Members, which consent shall be subject to the sole discretion of the Managing Members and shall not be subject to challenge by any transferor or transferee.

9. VESTING OF PERCENTAGE INTERESTS

9.1. Vesting of Managing Members and DJ Holdings, LLC Interests

The Managing Members and DJ Holdings, LLC interests in the Company shall be seventy-six percent vested as of the date hereof.

9.2. Vesting of Other Non-Managing Members and Additional Members Interests

The interest in the Company of any Non-Managing Member and of any Additional Member shall vest in accordance with a vesting schedule (if any) established by the Managing Members for such other Non-Managing Member or Additional Member. Any amounts allocated Non-Managing Members or Additional Members that, for any reason, do not vest shall revert to the Members whose interest in such amounts were diluted by the original allocation of such amounts to such Non-Managing Member or Additional Member.

10. DISSOLUTION AND LIQUIDATION OF THE COMPANY

10.1. Liquidation Procedures

Upon termination of the Company in accordance with Article II:

a) The affairs of the Company shall be wound up and the Company shall be dissolved. The Managing Members shall serve as the liquidators.

b) Distributions in dissolution may be made in cash or in kind or partly in cash and partly in kind.

c) The Managing Members shall use their best judgment as to the most advantageous time for the Company to sell investments or to make distributions in kind provided that any such sales shall be made as promptly as is consistent with obtaining the fair value thereof.

d) The proceeds of dissolution shall be applied to payment of liabilities of the Company and distributed to the Members in the following order:

    1) to the creditors of the Company in the order of priority established by law;

    2) to the Members, in respect of the positive balances in their Capital Accounts, after all Net Income or Net Loss arising upon the liquidation (including amounts arising in connection with a distribution of Securities) has been allocated among the Members.

11. FINANCIAL ACCOUNTING AND REPORTS

11.1. Tax Accounting and Reports

The Managing Members shall cause the Company's Appropriate Tax Return to be prepared and delivered in a timely manner to the Non-Managing Members (but in no event later than thirty days after the close of each of the Company Fiscal Years).

11.2. Valuation of Securities and Other Assets Owned by the Company

a) Subject to the specific standards set forth below, the valuation of Securities and other assets and liabilities under this Agreement shall be at fair market value. In determining the value of the interest of any Member or in any accounting between the Members, no value shall be placed on the goodwill or the name of the Company. Upon dissolution of the Company, the Company name and any goodwill associated with the name shall be distributed to any successor corporation or company or to the members themselves.

b) The following criteria shall be used for determining the fair market value of Securities.

1) Securities not subject to investment letter or other similar restrictions on free marketability:

A) If traded one or more securities exchanges or traded on any exchange, the value of each Security shall be deemed to be the Security closing price as reported in that exchange or another nationally recognized publication or service that reports such data for the valuation date.

B) If actively traded over-the-counter, the value shall be deemed to be the closing bid price of such Security on the valuation date.

C) If there is no active public market, the Managing Members shall make a determination of the fair market value on the valuation dale, taking into consideration developments concerning the issuing company subsequent to the acquisition of its Securities, the pricing of other private placements of Securities by the issuer, the price of the Securities of other companies comparable to the issuer, any financial data and projections of the issuing company provided to the Managing Members and such other factor or factors as the Managing Members may deem relevant.

2) In the case of Securities subject to legal or contractual restrictions on free marketability, appropriate adjustments to the value determined under Paragraph 12.2(b)(1) above shall be made to reflect the effect of the restrictions on transfer.

3) The value of the Company interest in the Fund shall be the fair market value of the Company interest in the Securities (and other assets) of the Fund.

4) If the Managing Members in good faith determine that, because of special circumstances, the valuation methods set forth in this Paragraph 12.2 do not fairly determine the value of a Security, the Managing Members shall make such adjustments or use such alternative valuation method as they deem appropriate.

11.3 Supervision; Inspection of Books

Proper and complete books of account of the Company shall be kept under the supervision of the Managing Members at the principal office of the Company. Such books shall be open to inspection by a Non-Managing Member, at any reasonable time, upon reasonable notice, during normal business hours.

11.4   Confidentiality

All information provided to Non-Managing Members under this Article XII shall be used by Non-Managing Members in furtherance of their interests as Non-Managing Members and, subject to disclosures required by applicable law, each Non-Managing Member hereby agrees to maintain the confidentiality of such financial statements and other information provided to Non-Managing Members hereunder.

12. OTHER PROVISIONS

12.1. Execution and Filing of Documents

The Managing Members shall execute and file a Certificate conforming to the requirements of the Commonwealth of Massachusetts in the office of Secretary of the Commonwealth and shall execute a fictitious business name statement and file or cause such statement to be filed if required by the Commonwealth of Massachusetts.

12.2. Other Instruments and Acts

The Members agree to execute any other instruments or perform any other acts that are or may be necessary to effectuate the business of the Company.

12.3. Binding Agreement

This Agreement shall be binding upon the transferees, successors, assigns and legal representatives of the Members.

12.4. Governing Law

This Agreement shall be governed by and construed under the laws of the Commonwealth of Massachusetts as applied to agreements among residents made and to be performed entirely within Commonwealth of Massachusetts.

12.5. Notices

Any notice or other communication that a Member desires to give to another Member shall be in writing and shall be deemed effectively given upon personal delivery or upon deposit in any USA mail box, by registered or certified mail, postage prepaid, or upon transmission by telegram or telecopy, addressed to the other Member at the address shown in the exhibits attached to this Agreement or at such other address as a Member may designate by thirty days advance written notice to the other Members.

12.6. Power of Attorney

By signing this Agreement, each Non-Managing Member designates and appoints each of the Managing Members as its true and lawful attorney, in its name, place and stead to make, execute, sign and file such instruments, documents or certificates that may from time to time be required of the Company by the laws of the USA, the laws of the Commonwealth of Massachusetts or any other state in which the Company shall conduct its investment activities in order to qualify or otherwise enable the Company to conduct its affairs in such jurisdictions; provided, however, that in no event shall the Managing Members be deemed to have the authority under this Paragraph 13.6 to take any action that would result in any Non-Managing Member losing the limitation on liability afforded hereunder.

12.7. Amendment Procedure

This Agreement (and any exhibits to this Agreement) may be amended only with the written consent of the Managing Members. No amendment shall, however, (i) enlarge the obligations of any Member under this Agreement without the written consent of such Member, (ii) dilute the relative interest of any Member in the Net Income, Net Loss, distributions or capital of the Company without the written consent of such Member (except such dilution as may result from additional capital contributions from the Members or the admission of Additional Members as specifically permitted pursuant to this Agreement or as a result of a termination or withdrawal of a Non-Managing Member), or (iii) alter or waive the terms of this Paragraph 13.7 or Paragraphs 13.14 and 13.17. The Managing Members shall promptly furnish copies of any amendments to this Agreement and the Company Certificate to all Members.

12.8. Effective Date

This Agreement shall be effective on the date this documents is signed by all Managing Members.

12.9. Entire Agreement

This Agreement constitutes the entire agreement of the Members and supersedes all prior agreements between the Members with respect to the Company.

12.10. Titles; Subtitles

The titles and subtitles used in this Agreement are used for convenience only and shall not be considered in the interpretation of this Agreement.

12.11. Company Name

The Company shall have the exclusive ownership and right to use the Company name (and any name under which the Company shall elect to conduct its business as long as the Company continues.

12.12. Exculpation

Neither the Managing Members nor their Affiliates shall be liable to a Non-Managing Member or the Company for honest mistakes of judgment, for action or inaction taken reasonably and in good faith for a purpose that was reasonably believed to be in the best interests of the Company, for losses due to such mistakes, action or inaction, or to the negligence, dishonesty or bad faith of any employee, broker or other agent of the Company, the Managing Members or their Affiliates provided that such employee, broker or agent was selected, engaged or retained and supervised with reasonable care, provided that this Paragraph 13.12 shall not extend to any action which constitutes fraud, willful misconduct or gross negligence. The Managing Members may consult with counsel and accountants in respect of Company affairs and be fully protected and justified in any action or inaction that is taken in accordance with the advice or opinion of such counsel or accountants, provided that they shall have been selected with reasonable care. Notwithstanding any of the foregoing to the contrary, the provisions of this Paragraph 13.12 and of Paragraph 13.13 hereof shall not be construed so as to relieve (or attempt to relieve} any person of any liability by reason of recklessness or intention al wrongdoing or to the extent (but only to the extent} that such liability may not be waived, modified or limited under applicable law, but shall be construed so as to effectuate the provisions of this Paragraph 13.12 and of Paragraph 13.13 to the fullest extent permitted by law.

12.13. Indemnification

The Company agrees to indemnify, out of the assets of the Company only, the Managing Members and their Affiliates (and their agents}, to the fullest extent permitted by law and to save and hold them harmless from and in respect of all (a} reasonable fees, costs, and expenses paid in connection with or resulting from any claim, action or demand against the Managing Members, their Affiliates or any agent thereof, the Company or their agents that arise out of or in any way relate to the Company, its properties, business or actions and (b} such claims, actions and demands and any losses or damages resulting from such claims, actions and demands, including amounts paid in settlement or compromise of any such claim, action or demand; provided, however, that this indemnity shall not extend to conduct not undertaken in good faith nor to any fraud, willful misconduct or gross negligence. Any person receiving an advance with respect to expenses shall be required to agree to return such advance to the Company in the event it is subsequently determined that such person was not entitled to indemnification hereunder. Any indemnified party shall promptly seek recovery under any other indemnity or any insurance policies by which such indemnified party may be indemnified or covered or from any portlolio company in which the Company has an investment, as the case may be. No payment or advance may be made to any person under this Paragraph13.13 to any person who may have a right to any other indemnity (by insurance or otherwise} unless such person shall have agreed, to the extent of any other recovery, to return such payments or advances to the Company.

12.14. Limitation of Liability of Members

Except as otherwise expressly provided herein or as required by the Commonwealth of Massachusetts law, no Member shall be bound by, nor be personally liable for, the expenses, liabilities or obligations of the Company in excess of the balance of such Members Capital Commitment to the Company.

12.15. Arbitration

Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration in Boston, MA, in accordance with the rules, then obtaining, of the American Arbitration Association. Any award shall be final, binding and conclusive upon the parties. A judgment upon the award rendered may be entered in any court having jurisdiction thereof.

12.16. Tax Matters Partner

Jason B. Hebert shall be the Company USA Tax Matters Partner under the Code (TMP}. The TMP shall have the right to resign by giving thirty days written notice to the Members. Upon the resignation, dissolution or Bankruptcy of the TMP, a successor TMP shall be elected by a majority in interest of the other Members. The TMP shall employ experienced tax counsel to represent the Company in connection with any audit or investigation of the Company by any taxing agency and in connection with all subsequent administrative and judicial proceedings arising out of such audit. The fees and expenses of such, and all expenses incurred by the TMP in serving as the TMP, shall be Company expenses and shall be paid by the Company. Notwithstanding the foregoing, ii shall be the responsibility of the Members, at their expense, to employ tax counsel to represent their respective separate interests. If the TMP is required by law or regulation to incur fees and expenses in connection with tax matters not affecting each of the Members, then the TMP may, in his sole discretion, seek reimbursement from or charge such fees and expenses to the Members on whose behalf such fees and expenses were incurred. The TMP shall keep the Members informed of all administrative and judicial proceedings, as required by any Tax Code, and shall furnish a copy of each notice or other communication received by the TMP from the any tax agency to each Member, except such notices or communications as are sent directly to such Member by any tax agnecy. The relationship of the TMP to the Members is that of a fiduciary, and the TMP has a fiduciary obligation to perform his duties as TMP in such manner as **will** serve the best interests of the Company and all of the Company Members. To the fullest extent permitted by law, the Company agrees to indemnify the TMP and his agents and save and hold them harmless from and in respect to all (i) reasonable fees, costs and expenses in connection with or resulting from any claim, action or demand against the TMP, the Managing Members or the Company that arise out of or in any way relate to the TMPs status as TMP for the Company, and (ii) all such claims, actions and demands and any losses or damages therefrom, including amounts paid in settlement or compromise of any such claim, action or demand; provided that this indemnity shall not extend to conduct by the TMP adjudged (i) not to have been undertaken in good faith to promote the best interests of the Company or (ii) to have constituted recklessness or intentional wrongdoing by the TMP.

12.17. Taxation as Company

The Managing Members, while serving as such, agree to use their best efforts to avoid taking any action that would cause the Company to be classified as other than a partnership for federal income tax purposes.

12.18. Capital Call

The managing members reserve the right to call upon members for additional Capital when conditions exist that warrant additional funding. Such a call will only occur when all of the managing members agree that such a call is necessary and proper.

13. MISCELLANEOUS TAX COMPLIANCE PROVISIONS

13.1. Substantial Economic Effect

The provisions of this Agreement are intended to comply generally with the provisions of USA Treasury Regulation and shall be interpreted and applied in a manner consistent with such Regulations; and, to the extent the subject matter thereof is otherwise not addressed by this Agreement, the provisions of USA Treasury Regulations are hereby incorporated by reference unless the Managing Members shall determine that such incorporation **will** result in economic consequences inconsistent with the economic arrangement among the Members as expressed in this Agreement. In the event the Managing Members shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed or allocated or the manner in which distributions and contributions upon liquidation (or otherwise) of the Company (or any Members interest therein) are effected in order to comply with such Regulations and other applicable tax laws, or to assure that the Company is treated as a partnership for tax purposes, or to achieve the economic arrangement of the Members as expressed in this Agreement, then, notwithstanding anything in this Agreement to the contrary, the Managing Members may make such modification, provided that it is not likely to have a material detrimental effect on the tax consequences and total amounts distributable to any Non-Managing Member pursuant to Articles VIII and XI as applied without giving effect to such modification. The Managing Members shall also (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company balance sheet, as computed for book purposes pursuant to this Agreement, in accordance with Regulations, and (ii) make any appropriate modifications in the event unanticipated events (such as the incurrence of nonrecourse indebtedness) might otherwise cause the allocations under this Agreement not to comply with USA Treasury Regulations Section, provided in each case that the Managing Members determine that such adjustments or modifications shall not result in economic consequences inconsistent with the economic arrangement among the Members as expressed in this Agreement.

13.2. Income Tax Allocations

1. Except as otherwise provided in this paragraph or as otherwise required by the Code and the rules and Treasury Regulations promulgated thereunder, income, gain, loss, deduction, or credit of the Company for income tax purposes shall be allocated in the same manner the corresponding book items are allocated pursuant to this Agreement.

2. In accordance with USA Treasury Regulations thereunder, income, gain, loss and deduction with respect to any asset contributed to the capital of the Company shall, solely for tax purposes, be allocated between the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Book Value.

3. In the event the Book Value of any Company asset is adjusted pursuant to the terms of this Agreement, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under USA Treasury Regulations thereunder.

13.3 Withholding

The Company shall at all times be entitled to make payments with respect to any Member in amounts required to discharge any obligation of the Company to withhold or make payments to any governmental authority with respect to any federal, state, local or other jurisdictional tax liability of such Member arising as a result of such Members interest in the Company. Any such withholding payment shall be charged to the Members Capital Account.

IN WITNESS WHEREOF, the Members have executed this Agreement as of the date [SPECIFY] above written.

MANAGING MEMBERS

———

Authorized Signature

Jason B. Hebert

Print Name and Title

Jason B. Hebert

———

Managing Member

———

MEMBERS CAPITAL COMMITMENTS AND PERCENTAGE INTERESTS

Name/Address Capital Commitment Percentage Interest

Managing Member:

Capital Commitment:

JBH Ventures, LLC
62 Forge River Park
Raynham, **MA** 02767

Percentage Interest 76%

Capital Commitment:

Non-Managing Members:

TBD

(1) Subject to reduction (but not below 51%) with respect to the allocation of the Company, as described in Section 6.3(b) of the Agreement.

The aggregate Capital Commitments and Percentage Interests of the Additional Members are based on the anticipated admission of such Additional Members. Any Percentage Interests that remain unallocated to Additional Members for any reason shall be allocated to the Managing Members (to be shared equally between them), and the corresponding Capital Commitment obligation shall become an obligation of the Managing Members (such obligation being shared equally between them).

DJ Holdings, LLC
Summary of Terms for Series A

Issuer: DJ Holdings, LLC

Investor: TBD

Offering Amount: TBD

Preferred Return: 20%

Equity Participation: Investors will receive a 10% interest in the Preferred Equity tranche proportionate to their investment. The investment has a seven year lock up period after which the investor can opt out of the fund. Opting out of the fund entitles the investor to their initial capital contribution, plus a 20% preferred return.

Distributions: For both operating cash flows and capital events in the following order of priority:

                              First, 100% to the Class B Equity until they receive an annual preferred return of 20%; Second, 100% to the Class A Equity until they receive an annual return of 20%; Third, the remaining amounts being distributed proportionate to the members' ownership share within the Company.

Ranking: The Investor's preferred equity interest will be subordinate to Class B equity. All equity interest will be subordinate to any future debt.

Voting: Class A members shall have voting rights, subordinated to the managing member, in major business decisions.

Management: The Managing Member of the Issuer is responsible for the management of the Issuer's operations.   Subject to the operating agreement, the Manager has investment and disposition authority over the Issuer's assets, has the authority to make distributions to the Issuer's members and do all things necessary to carry out the purpose and investment strategy of the Issuer. The Investor and other members in their capacity as such will not participate in the day to day operations and management of the Issuer.

Use of Proceeds: Approximate uses of proceeds are as follows:

                              TBD

Financial Reporting: The Investor will have customary information and inspection rights, including receiving all periodic financial and investor information reports that the Issuer prepares for its members.

Representations and Warranties: The Issuer will make standard representations and warranties for a financing of this type.

Documentation: The Issuer's counsel will prepare initial drafts of definitive legal documentation for review and comment by the Investor's counsel. The definitive documentation will include but not be limited to a subscription agreement and an amended and restated operating agreement.

Governing Law and Jurisdiction: This term sheet and the definitive documentation shall be governed by and construed in accordance with the laws of the State of Massachusetts.

Confidentiality: Except as otherwise required by law, the Investor will not disclose the existence or terms of this term sheet or any of the matters referred to herein ("Confidential Information") to any persons other than its executive officers, directors, accountants and attorneys, and shall inform all recipients of Confidential Information that they may not disclose it to third parties. The Investor is responsible for all such recipients' conduct with respect to the Confidential Information. The Issuer may seek injunctive relief, in addition to other remedies, to enforce this provision.

Expenses: The parties will pay their own expenses in connection with this transaction.

NOTHING IN THIS TERM SHEET OR THE ACCOMPANYING MATERIALS SHALL BE DEEMED TO BE AN OFFER TO SELL SECURITIES IN ANY JURISDICTION. ANY OFFERING OF SECURITIES WILL BE MADE SOLELY PURSUANT TO DISCLOSURE AND RELATED SUBSCRIPTION DOCUMENTS WHICH WILL BE PROVIDED TO QUALIFIED POTENTIAL INVESTORS.

DJ Holdings, LLC
Summary of Terms for Series B

Issuer: DJ Holdings, LLC

Investor: TBD

Offering Amount: TBD

Preferred Return: 20%

Equity Participation: Investors will receive an interest in the Preferred Equity tranche proportionate to their investment. The investment has a seven year lock up period after which the investor can opt out of the fund. Opting out of the fund entitles the investor to their initial capital contribution, plus a 20% preferred return.

Distributions: For both operating cash flows and capital events in the following order of priority:

First, 100% to the Class B Equity until they receive an annual preferred return of 20%; Second, 100% to the Class A Equity until they receive an annual return of 20%; Third, the remaining amounts being distributed proportionate to the members' ownership share within the Company.

Ranking: The Investor's preferred equity interest will be senior to Class A equity. All equity interest will be subordinate to any future debt.

Voting: Class B members shall have no rights to vote, call meetings of the Members or otherwise exercise any similar rights or powers.

Management: The Managing Member of the Issuer is responsible for the management of the Issuer's operations. Subject to the operating agreement, the Manager has investment and disposition authority over the Issuer's assets, has the authority to make distributions to the Issuer's members and do all things necessary to carry out the purpose and investment strategy of the Issuer. The Investor and other members in their capacity as such will not participate in the day to day operations and management of the Issuer.

Use of Proceeds: Approximate uses of proceeds are as follows:

TBD

Financial Reporting: The Investor will have customary information and inspection rights, including receiving all periodic financial and investor information reports that the Issuer prepares for its members.

Representations and Warranties: The Issuer will make standard representations and warranties for a financing of this type.

Documentation: The Issuer's counsel will prepare initial drafts of definitive legal documentation for review and comment by the Investor's counsel. The definitive documentation will include but not be limited to a subscription agreement and an amended and restated operating agreement.

Governing Law and Jurisdiction: This term sheet and the definitive documentation shall be governed by and construed in accordance with the laws of the State of Massachusetts.

Confidentiality: Except as otherwise required by law, the Investor will not disclose the existence or terms of this term sheet or any of the matters referred to herein ("Confidential Information") to any persons other than its executive officers, directors, accountants and attorneys, and shall inform all recipients of Confidential Information that they may not disclose it to third parties. The Investor is responsible for all such recipients' conduct with respect to the Confidential Information. The Issuer may seek injunctive relief, in addition to other remedies, to enforce this provision.

Expenses: The parties will pay their own expenses in connection with this transaction.

NOTHING IN THIS TERM SHEET OR THE ACCOMPANYING MATERIALS SHALL BE DEEMED TO BE AN OFFER TO SELL SECURITIES IN ANY JURISDICTION. ANY OFFERING OF SECURITIES WILL BE MADE SOLELY PURSUANT TO DISCLOSURE AND RELATED SUBSCRIPTION DOCUMENTS WHICH WILL BE PROVIDED TO QUALIFIED POTENTIAL INVESTORS.